Innodata Isogen, Inc. Three University Plaza Hackensack, NJ 07601 T (201) 371-8000 F (201) 488-3341 www.innodata-isogen.com

Via Edgar

August 2, 2010

Mr. Patrick Gilmore
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innodata Isogen, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed March 11, 2010
Form 10-Q for the quarterly period ended March 31, 2010
Filed May 3, 2010
File No. 000-22196

Dear Mr. Gilmore,

This confirms that we have received your letter dated July 20, 2010 regarding the Securities and Exchange Commission Staff’s review of Innodata Isogen, Inc.’s 10-K for the fiscal year ended December 31, 2009 filed on March 11, 2010 and 10-Q for the quarterly period ended March 31, 2010 filed on May 3, 2010. We intend to respond by August 17, 2010.  Thank you for your consideration of this extension.

Please do not hesitate to call me at 201-371-8017 with any questions.

Sincerely,

/s/ Amy R. Agress

Amy R. Agress
Vice President and General Counsel
Innodata Isogen, Inc.